UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 12, 2021

Nebula Caravel Acquisition Corp.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39774	82-3147201
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

Four Embarcadero Center, Suite 2100

San Francisco, CA 94111

(Address of principal executive offices, including zip code)

(415) 780-9975

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	NEBC	The Nasdaq Stock Market LLC
Warrants to purchase one share of Common Stock	NEBCW	The Nasdaq Stock Market LLC
Units, each consisting of one share of Common Stock and one third of one Warrant	NEBCU	The Nasdaq Stock Market LLC

Item 8.01.	Other Events.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference is the press release announcing the scheduling of a special meeting of Caravel stockholders to approve, among other things, the previously announced Business Combination with Rover as well as the effectiveness of Carvel’s registration statement on Form S-4.

Additional Information

In connection with the Proposed Transaction (as defined below), Caravel filed with the SEC on February 12, 2021 and amended on March 29, 2021, May 20, 2021, June 21, 2021 and July 2, 2021 a registration statement on Form S-4 that includes a proxy statement for the stockholders of Caravel that also constitutes a prospectus with respect to the shares of Caravel Class A common stock to be offered and sold to the stockholders of Rover. The Caravel board of directors has set July 8, 2021 as the record date for the Special Meeting for voting on the Proposed Transactions. Only holders of record of Caravel Class A common stock at the close of business on July 8, 2021 are entitled to notice of the Special Meeting and to have their votes counted at the Special Meeting and any adjournments or postponements of the Special Meeting. The registration statement on Form S-4 was declared effective by the SEC on July 9, 2021 and the definitive proxy statement/prospectus and other relevant documents will be mailed to Caravel’s stockholders of record as of July 8, 2021. Caravel urges investors, stockholders and other interested persons to read, the definitive proxy statement/prospectus in connection with Caravel’s solicitation of proxies for the Special Meeting, as well as other documents filed with the SEC because these documents will contain important information about Caravel, Rover and the Proposed Transactions. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge by directing a request to: Nebula Caravel Acquisition Corporation, Four Embarcadero Center, Suite 2100, San Francisco, CA 94111. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Caravel, Rover and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction is set forth in the proxy statement/prospectus filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Caravel or Rover, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a definitive prospectus meeting the requirements of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit No.	Exhibit
99.1	Effectiveness and Special Meeting Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: July 12, 2021

Nebula Caravel Acquisition Corp.

By:	/s/ Rufina Adams
Name: Rufina Adams
Title: Chief Financial Officer